Filed by Expedia, Inc. Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 Subject Company: Expedia, Inc. Commission File No. 000-27429

FOR RELEASE 6:00 A.M. (PDT)

June 10, 2002

Expedia, Inc. Forms Special Committee of its Board of Directors

to Review USA Interactive Proposal

BELLEVUE, Wash. – June 10, 2002 – Expedia, Inc. (NASDAQ: EXPE) announced today that its Board of Directors has formed a Special Committee composed of independent directors to review and evaluate a possible exchange offer to Expedia®’s public shareholders by USA Interactive (NASDAQ: USAI), Expedia’s majority shareholder. The Special Committee consists of Thomas Breitling, Jay Hoag, Reed Hundt and Gregory Maffei. Mr. Maffei serves as Chairman of the Special Committee.

“The Special Committee has been formed and is evaluating USAI’s proposed exchange offer,” said Richard N. Barton, president and CEO, Expedia, Inc. “In the meantime,” he continued, “we remain focused on continuing to drive our business and building on our hard-won leadership position.”

On June 3, 2002 USAI announced its intention to commence an exchange offer for the shares of Expedia® that it does not currently own.

Important Disclosures

If an exchange offer for Expedia shares is commenced, investors and security holders are urged to read Expedia’s solicitation/recommendation statement on schedule 14D-9 to be filed with the Securities and Exchange Commission when it becomes available because it will contain important information. Investors and security holders will be able to obtain this document and other documents filed by Expedia free of charge at the SEC’s website at www.sec.gov. In addition, this registration statement may also be obtained free of charge by contacting Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, Washington, 98005, Attention: Investor Relations.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,”

“anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia described in this document, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

About Expedia, Inc.

Expedia, Inc. (NASDAQ: EXPE) is the world’s leading online travel service and was the seventh largest travel agency in the most recent United States travel agency rankings. To meet the needs of travelers around the globe, it operates Expedia.com in the United States and localized versions throughout Europe and Canada. Expedia.com helps travelers travel right with a wide variety of travel products and services, such as Expedia® Special Rate hotels and vacation rentals with the guaranteed lowest prices. Expedia operates Classic Custom Vacations, Inc., a leading wholesaler of premiere vacation packages to destinations such as Hawaii, Mexico, Europe and the Caribbean. Travelscape, Inc., wholly owned by Expedia, also operates as WWTE, a private-label online travel business that supplies car and hotel inventory to third parties. Expedia is a majority-owned subsidiary of USA Interactive (NASDAQ: USAI).

Expedia, Expedia.com and the Expedia logo are either registered trademarks or trademarks of Expedia, Inc. in the U.S., Canada and/or other countries. The names of actual companies and products mentioned herein may be trademarks of their respective owners.

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For investor information about Expedia, Inc.:

Marj Charlier, Director of Investor Relations, (425) 564-7666

or call our Investor Relations team at (425) 564-7233

For more information, press only:

Darcy Bretz, Edelman Public Relations, (312) 240-2619

darcy.bretz@edelman.com or visit http://expedia.com/daily/press

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